U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25	SEC FILE NUMBER
000-24085

NOTIFICATION OF LATE FILING	CUSIP NUMBER
030514103

(Check One):

[ ] Form 10-K	[ ] Form 20-F	[ ] Form 11-K

[X] Form 10-Q	[ ] Form N-SAR

For Period Ended: June 30, 2002
[   ] Transition Report on Form 10-K
[   ] Transition Report on Form 20-F
[   ] Transition Report on Form 11-K
[   ] Transition Report on Form 10-Q
[   ] Transition Report on Form N-SAR
For the Transition Period Ended: ______________________________

NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS VERIFIED
ANY INFORMATION CONTAINED HEREIN

     If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

Part I — Registrant Information

Full Name of Registrant: Former Name if Applicable: Address of Principal Executive Office:	AXT, Inc. American Xtal Technology, Inc. 4281 Technology Drive, Fremont, CA 94538

Part II — Rules 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[X]	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X]	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ]	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

Part III — Narrative

State below in reasonable detail the reasons why Forms 10-K, Form 20-F, 11-K, 10-Q or Form N-SAR or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach extra sheets if needed)

     The Registrant is transferring much of its manufacturing operations to China from its Fremont facilities. The transfer of the activities has required significant management time in preparing the consolidated financial statements and Registrant required further time to determine the reconciliation and value of inventory balances. The registrant has had insufficient time to complete the work necessary to meet the August 14, 2002 filing deadline. The Registrant expects to file its Form 10-Q within five calendar days of the prescribed due date.

Part IV — Other Information

(1)	Name and telephone number of person to contact in regard to this notification:

Donald L. Tatzin, Chief Financial Officer (510) 683-5900

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s)	[X] Yes	[ ] No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?	[X] Yes	[ ] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     The income statement included with the Form 10-Q will report revenues for the second quarter of fiscal 2002 of $19.2 million, compared to $41.3 million in the second quarter of fiscal 2001.

AXT, INC.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: August 14, 2002	By:	/s/ Donald L. Tatzin Donald L. Tatzin, Chief Financial Officer